UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28682 / March 30, 2009

In the Matter of	:
	:
FORWARD FUNDS	:
FORWARD MANAGEMENT, LLC	:
	:
433 California Street	:
11th Floor	:
San Francisco, CA 94104	:
	:
(812-13543)	:
	:

ORDER UNDER SECTION 17(d) OF THE INVESTMENT COMPANY ACT OF 1940 AND
RULE 17d-1 UNDER THE ACT

Forward Funds, on behalf of its series, Accessor Aggressive Growth Allocation Fund, Accessor
Balanced Allocation Fund, Accessor Growth Fund, Accessor Growth Allocation Fund, Accessor
Growth And Income Allocation Fund, Accessor High Yield Bond Fund, Accessor Income
Allocation Fund, Accessor Income And Growth Allocation Fund, Accessor Intermediate Fixed-
Income Fund, Accessor International Equity Fund, Accessor Mortgage Securities Fund, Accessor
Short-Intermediate Fixed-Income Fund, Accessor Small To Mid Cap Fund, Accessor Strategic
Alternatives Fund, Accessor U.S. Government Money Fund and Accessor Value Fund; and Forward
Management, LLC filed an application on July 3, 2008, and an amendment to the application on
December 19, 2008, and March 9, 2009. Applicants requested an order under section 17(d) of
the Investment Company Act of 1940 (Act) and rule 17d-1 under the Act. The order would
permit certain registered open-end investment companies in the same group of investment
companies to enter into a special servicing agreement.

On March 3, 2009, a notice of the filing of the application was issued (Investment Company Act
Release No. 28640). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that the proposed transactions are consistent with the provisions,
policies, and purposes of the Act, and that participation by the registered investment companies
in the proposed transactions will not be on a basis different from or less advantageous than that
of other participants.

Accordingly, in the matter of Forward Funds, et al. (File No. 812-13543),

IT IS ORDERED, under section 17(d) of the Act and rule 17d-1 under the Act, that the requested order is granted, effective immediately, subject to the conditions in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary